[redacted]

08005113

RECEIVED

2008 SEP 30 A 8:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

September 25, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.No.	Document	Regulation	Filed on / with
1.	Proceedings of Annual General Meeting held on September 16, 2008.	Clause 31 (c) of the Listing Agreement.	16-9-2008 BSE & NSE
2.	Information regarding appointment of Shri Anand Bhatt and Shri P. N. Ghatalia as additional directors on the Board of the Company.	Clause 30 (a) of the Listing Agreement.	15-9-2008 BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
OCT 01 2008
THOMSON REUTERS

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

dlw 9/30

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

September 16, 2008

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor, Plot No. C/1,
G Block, Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
NSE Scrip Code: RELCAPITAL

The Manager
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
BSE Scrip Code: 500111

Dear Sir,

Sub: Proceedings of the 22nd Annual General Meeting held on September 16, 2008

We wish to inform you that the Members of the Company at the 22nd Annual General Meeting held today, i.e. September 16, 2008, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2008, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Declaration of dividend of Rs.5.50 per equity share of Rs.10 each for the financial year 2007 - 2008 to those members whose name appeared on the date of book closure.

3. Appointment of Shri Amitabh Jhunjhunwala, as Director of the Company, liable to retire by rotation.

4. Appointment of M/s. Chaturvedi & Shah and M/s. BSR & Co., Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

5. To borrow a sum which together with the monies already borrowed by the Company (apart from temporary loans obtained from the Company's Bankers in the ordinary course of business) may exceed at any time, the aggregate of the paid up capital of the Company and its free reserves by a sum not exceeding five times of the then paid up capital and free reserves.

6. To contribute to any institute, body, trust, society, association of persons etc., funds for any charitable or other purposes, and not directly relating to the business of the Company or the welfare of the employees, any amount the aggregate of which will, in any financial year, shall not exceed Rs.100 crore or 5% of the Company's average net profit as determined in accordance with the provision of sections 349 and 350 of the Companies Act, 1956, during the three financial years immediately preceding, whichever is greater.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

September 15, 2008

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor, Plot No. C/1,
G Block, Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
NSE Scrip Code: RELCAPITAL

The Manager
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
BSE Scrip Code: 500111

Dear Sir,

Sub: Appointment of Shri Anand Bhatt and Shri P. N. Ghatalia as additional directors

We wish to inform you that Shri Anand Bhatt and Shri P. N. Ghatalia have been appointed as independent Directors on the Board of the Company with effect from September 15, 2008.

Kindly take the same on record and inform your members accordingly.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

END